A special meeting of shareholders (the "Special Meeting") of the Otter Creek Long/Short Opportunity Fund (the "Fund"), a series of Professionally Managed Portfolios (the "Trust"), took place on February 27, 2015.  The purpose of the Special Meeting was to consider and act upon the following proposal and to transact such other business as may properly come before the Special Meeting or any adjournments thereof:

1. To approve an Investment Advisory Agreement between Otter Creek Advisors, LLC and the Trust on behalf of the Fund.

All shareholders of record at the close of January 2, 2015 (the "Record Date") were entitled to vote.  As of the Record Date, the Fund had 8,657,244 shares outstanding.  The results of the vote were as follows: 4,322,822 in favor, 6,611 against, 15,233 abstain.  Effective February 27, 2015, Otter Creek Advisors, LLC became the Advisor to the Otter Creek Long/Short Opportunity Fund.